SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Loan to Largest Shareholder of Woori Bank

On June 19, 2018, Woori Bank approved the extension of the term of a loan (revolving credit) to its largest shareholder, the Korea Deposit Insurance Corporation (the “KDIC”). The following is a summary of the transaction.

Summary of Transaction

1. Name of the Debtor: Korea Deposit Insurance Corporation

2. Loan (Revolving Credit) Origination Date: August 28, 2018

3. Aggregate Amount of the Loan (Revolving Credit): KRW 1 trillion

4. Interest Rate: CD rate + 0.74%

5. Maturity: August 28, 2019

6. Use of Proceeds: Working capital

7. Total Outstanding Amount of Loans to the KDIC (as of June 19, 2018) : KRW 0

8. Date of Approval: June 19, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: June 19, 2018	By:	/s/ Won Duk Lee
(Signature)
	Name:	Won Duk Lee
	Title:	Managing Director